Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 9, 2018

As part of our ongoing communications plan and support, we have updated our Q&A and created user-friendly message sheets for our more than 45,000 plus employees to use to communicate key points to their stakeholder groups regarding our pending combination with Express-Scripts.

Cigna-Express Scripts Deal Q&A

As part of Cigna's ongoing communications plan and support, we have updated our Q&A for our 45,000-plus employees to help them communicate key points to their stakeholder groups regarding our pending combination with Express Scripts.

Reasons for the Deal

1.	What are the top reasons for the pursuing this deal?

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Healthcare costs are growing at unsustainable levels while health conditions of Americans are deteriorating. We chose to pursue this deal because managing and coordinating medical, pharmacy and behavioral care holistically is critical to addressing these challenges.

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The combination of Cigna and Express Scripts – two complementary health services companies with industry-leading trend management capabilities – will accelerate the pace of change we can bring to an unsustainable health care system and will move us toward a solution by establishing a blueprint for enhanced integrated and personalized health care. The change will:

o	Improve total health and well-being for the "whole person."

o	Reduce the total cost of care.

o	More effectively treat chronic and acute conditions through integrated specialty pharmacy and medical solutions.

o	Improve choice, flexibility and transparency for clients and customers.

o	Accelerate the transition from fee-for-service to value-based care.

o	Drive health care improvements through continued investments in innovation.

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Together, the combined company will seek to transform health care service – reducing costs, while improving the customer experience, quality of care and health outcomes. The broad set of capabilities of the combined company will allow us to offer increased price and cost predictability to customers, clients and providers – enabling increased value capture for shareholders.

•	This transaction will expand the reach of the combined company, positioning Cigna to generate sustained growth and deliver strong, differentiated financial results.

2.	How will the combined company change health care as we know it?

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The current health care system is episodic, disconnected, and complicated. Through the combination, we will create new integrated customer solutions that better marry medical, behavioral and specialty insights (Cigna) with broad pharmacy and clinical insights (Express Scripts) to improve total health and well-being.

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We will have the unique ability to connect key elements of the health care ecosystem and access more end-to-end insights from medical, pharmacy and lab data for more than 100 million customers – thereby identifying / reducing waste, errors, negative drug interactions, hospital readmissions and drug misuse.

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This combination also will enable tighter links among a customer's doctors, dentists, pharmacists, health coaches and other caregivers to care for the customer as a "whole person" – no matter where the person is on the health continuum (e.g., healthy, healthy at risk, chronic condition, acute health).

•	A person's health journey is connected, not episodic – and that connectedness should be reflected in the care they receive.

3.	Why did you decide to acquire Express Scripts now?

•	The health care system today is unsustainable. We have to take action now.

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Today, health care spending is projected to grow at almost twice the rate of other consumer goods (as measured by the Consumer Price Index, or CPI). Each year, health care and retail prescription drug spending is projected to grow more than twice that of GDP.

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Over the next decade, retail prescription drugs will be the fastest growing health category and will consistently outpace that of other health spending – due to higher drug prices and increased use of specialty drugs[1] [2] [3]. It has thus become crucial to manage drug and other medical costs holistically.

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The high cost of pharmaceuticals isn't the sole problem, however. Overall, the system is ripe with: complexity, gaps in care, unnecessary hospital readmissions[4], misuse of medication[5], medical errors[6], misaligned incentives, a lack of medication adherence, and a lack of coordination across the health ecosystem.

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As a company, we can and must do better to ensure we manage drug and other medical costs holistically to reduce costs, preserve health and improve outcomes. Therefore, we proactively pursued this deal with Express Scripts to accelerate the pace of change we must bring to the health care system – so that we can deliver on our promise to promote the health, well-being and sense of security of those we serve.

o	Upon the closing, we would immediately serve approximately 80 million more customers from Express Scripts…with more data to harness analytics and insights to further personalize care.

o	We will be able to further accelerate our ability to provide greater affordability – benefiting both Cigna and Express Scripts' customers and clients.

1 http://www.cms.hhs.gov/NationalHealthExpendData
2 The High Cost of Prescription Drugs in the United States,A. KesselheimM.D., et al, JAMA 2016; 316(8):858-871
3 https://www.reuters.com/article/us-usa-healthcare-spending/u-s-healthcare-spending-to-climb-5-3-percent-in-2018-agency-idUSKCN1FY2ZD
4 http://www.ihi.org/Topics/Readmissions/Pages/default.aspx
5 http://www.pharmacist.com/article/misuse-and-abuse-noncontrolled-drugs-its-not-just-prescription-opioids-anymore
6 https://www.washingtonpost.com/news/to-your-health/wp/2016/05/03/researchers-medical-errors-now-third-leading-cause-of-death-in-united-states/?noredirect=on&utm_term=.df1519489176

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It will expand our distribution reach – with an opportunity to sell to more clients, more health plans and more governmental entities. And it will position us to deliver strong, differentiated financial results.

4.	Would it have been more advantageous to wait until the CVS – Aetna transaction closes to learn from their regulatory review process?

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We are confident the Cigna-Express Scripts transaction will receive regulatory approval. We decided to proceed with the transaction because this combination will improve health care outcomes, choice, alignment and transparency for customers, clients, health plans and health care professionals.

•	We understand and respect that regulators are going to review the transaction closely, and we continue to work proactively and efficiently with them to discuss the many benefits of the transaction.

5.	How does the combination expand reach and the new company's ability to tap into new markets?

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Our integrated solutions will allow us to be more relevant in Cigna's established markets and expand into untapped ones (where Express Scripts already has a footprint). There is minimal geographic overlap between Cigna and Express Scripts current footprints.

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We will deploy our enhanced service offerings in all U.S. geographies post-close. They will not only accelerate Cigna's growth, but also provide additional value to Express Scripts' employer, health plan and government clients. We also will provide clients with enhanced bundles of additional solutions – outside of core medical.

•	Our individual companies have only 10-15 percent employer and client overlaps – providing the combined company with stronger capabilities to go up and down market.

6.	Is this a defensive transaction for Cigna?

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This was not a defensive reaction. We evaluated a broad portfolio of actions, and we proactively pursued the combination with Express Scripts beginning in October 2017. We determined this transaction is the most effective way to accelerate our strategy to deliver personalized health care solutions that optimize health and wellness – thereby bringing change to the health care system.

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Cigna did not receive any offers from a third party with respect to an acquisition of Cigna. Rather, we pursued this combination proactively because Express Scripts has market-leading pharmacy and clinical capabilities that would:

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Accelerate our combined strategies by providing the reach, tools and capabilities needed to take customer and physician experience: from episodic to holistic; from disconnected to connected;  from complicated to simple.

o	Expand the reach of the combined company to generate sustained growth.

o	Further improve affordability through improved total costs of care, lower drug costs, and deepened partnerships with value based care providers.

7.	Are the CEOs of Cigna and Express Scripts aligned on this move and its objectives?

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David Cordani, President and CEO of Cigna, and Tim Wentworth, CEO of Express Scripts, are well-aligned and optimistic about the opportunities this combination presents to create a blueprint for personalized and integrated health care.

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They are driven by the combination's ability to: improve total health and well-being for the "whole person"; reduce the total cost of care; improve choice, flexibility and transparency for clients and customers; accelerate the transition from fee-for-service to value-based care; and drive health care improvements through continued investments in innovation.

•	Additionally, Tim Wentworth will assume the role of President of Express Scripts upon closing.

Why Express Scripts

1.	Why did you decide to purchase a Pharmacy Benefit Manager (PBM)?

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Over the next decade, retail prescription drugs will be the fastest growing health category and will consistently outpace that of other health spending – due to higher drug prices and more use of specialty drugs.

o	Specialty drugs, specifically, represent nearly 50 percent of total drug costs today, a figure that's expected to rise to approximately 80 percent over the next decade.

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The pharmacy benefit is used almost twice as frequently as the next closest health care benefit (relative to the number of interactions per member per year) and constitutes about 20 percent of employer-based insurance benefits.

o	It has thus become crucial to manage drug and other medical costs holistically to reduce costs, preserve health and improve outcomes.

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Express Scripts is a proven leader in managing pharmacy services to optimize clinical outcomes and lower spend for clients and customers. Its market-leading PBM capabilities (e.g., formulary management, claims processing, mail order pharmacy, retail pharmacy network management and specialty pharmacy) have delivered superior results.

o	Express Scripts achieved 1.5 percent pharmacy trend in 2017 – the lowest in its history. Clients spent 44 percent less per person on prescription drugs in 2017 than in 2016.

o	A vast majority of Express Scripts' customers saw out-of-pocket costs hold steady at about 14 percent of total prescription drug cost. The average customer copay increased by just 12 cents.

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Our combined PBM will drive supply chain optimization (cost management tools); drug use optimization (drug mix and utilization tools); retail pharmacy network management; specialty pharmacy specialization (treatment aligned by medical condition) and drug procurement.

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This allows us to have the unique ability to connect key elements of the health care ecosystem and access more end-to-end insights from medical, pharmacy and lab data for more than 100 million customers – thereby identifying and reducing waste, errors, negative drug interactions, hospital readmissions and drug misuse.

2.	Why Express Scripts?

•	We are combining with Express Scripts because it is a proven leader in managing pharmacy services to optimize clinical outcomes and lower spend.

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Express Scripts is more than just a PBM, however. It has best-in-class complementary clinical capabilities that improve health outcomes by ensuring its customers get the right drug and the right dose to meet their needs at affordable costs. Express Scripts:

o	Employs more than 3,000 health care professionals who work closely with customers and their providers to provide high quality care and close millions of gaps in care annually.

o	Applies technology to improve decision-making by health care professionals and making the use of specialty medicines more affordable and accessible.

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Helps those who struggle with complex diseases like cancer, HIV, mental illness and other conditions that require a special focus and care model. Its specialty pharmacy, Accredo®, employs over 500 nurses nationwide who help bring together a patient's pharmacy, medical and home-based services to drive better outcomes.

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In addition, just like Cigna, Express Scripts has a laser focus on improving health outcomes for the individual customer and is committed to driving the health care service industry toward value-based care.

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Express Scripts has nearly 100 value-based contracts with pharmaceutical manufacturers. Through such arrangements, money back guarantees are negotiated for when a therapy doesn't work. Express Scripts also seeks to extend other value-based care arrangements through solutions like SafeGuardRx, which combines value-based contracting with clinical support for chronic conditions, such as hepatitis, diabetes and other inflammatory diseases.

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Example of value derived through SafeGuardRx: In 2017, ESI enrolled approximately 8 million customers in its Inflammatory Conditions Care Value Program and drove a 21 percent increase in adherence and a 47 percent reduction in costs for those enrolled. As a result, today more than 20 million are people enrolled in this single program.

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In sum, the combination combines two complementary players, with industry leading trend management capabilities and a focus on reducing costs while improving patient experience, quality and healthcare outcomes.

3.	How do PBMs deliver value to clients and their customers?

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Across the entire marketplace, PBMs help clients and their customers save 40 – 50 percent on their annual drug and related medical costs compared to what they would have spent without pharmacy management services.[7]

7 Visante, "The Return on Investment (ROI) on PBM Services," November 2016 https://www.pcmanet.org/wp-content/uploads/2016/11/ROI-on-PBM-Services-FINAL.pdf

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Clients realize 31 – 36 percent in unit cost savings through manufacturer rebates and pharmacy discounts; 11 – 15 percent in drug mix savings by encouraging generics and preferred brands; and up to 2 percent in utilization improvements by reducing inappropriate use and improving patient adherence.

o	Clients with highly managed pharmacy tools realize between 10 – 20 percent in savings relative to those with limited management.[8]

•	Express Scripts consistently delivers value to clients through its full range of pharmacy management and clinical tools.

o	Clients can save an average of 30 percent on drug benefit costs when using the full range of Express Scripts' tools, compared to those that opt for a limited range of tools.[8]

o	In 2017, Express Scripts' clinical programs returned $32 billion in savings to its clients, excluding savings from purchase discounts and rebates.

4.	How will this deal drive incremental transparency to clients and customers?

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Cigna has a strong history of driving greater transparency in health care service. Cigna was one of the first health service companies to post cost and quality comparisons for specific episodes of care online – rating providers on their clinical quality and value – to help our customers choose the right health care professional for them.

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Cigna's transparency has also extended to clients, as one of the only health services companies to provide population health reports to employers with less than 100 employees. These efforts are designed to help them understand clients team's health trends and help implement health engagement tools to improve employee health and reduce their health care spending.

•	Express Scripts drives transparency through its comprehensive pricing process and its funding arrangements.

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The comprehensive pricing process takes into account the mix of services and clinical programs provided, as well as the expected (or guaranteed) drug costs. It is inclusive of purchase discounts, rebates and other outcome guarantees provided by Express Scripts.

o	Express Scripts offers a number of funding arrangements for clients – including fee based payments, full pass through of rebates, rebate sharing and value-based pricing.

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Separately, Cigna and Express Scripts offer client and customer tools that help individuals understand the cost of their medications and care, and learn about more affordable alternatives and ways to receive them in the manner that is most convenient to them.

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Together, the combined company will make meaningful investments in tools, technology and digital services – in partnership with health care professionals – that further improve affordability and increase cost transparency and predictability at the end-consumer level.

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8 Visante, "Pharmacy Benefit Managers: Generating Savings for Plan Sponsors and Consumers," February 2016, page 3 – Available at https://www.pcmanet.org/wp-content/uploads/2016/08/visante-pbm-savings-feb-2016.pdf

Key Benefits of the Combination

1.	What are the practical benefits of this deal to customers?

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There are a number of benefits to the customer, including: lowering the total cost of care; improving health and wellness outcomes; further personalizing care; providing even greater transparency; and delivering greater choice and flexibility.

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Lowering the total cost of care: With more robust medical, pharmacy and clinical expertise and insights, we will be able to detect indications of disease and chronic conditions, conduct early interventions and offer the lowest cost treatments in a way that still provides the best health outcomes (ultimately reducing the total cost of care). The combination will provide a more comprehensive suite of tools and information available to keep people healthy and/or effectively and efficiently treat their condition – whether it be the common cold or a chronic condition that requires specialty pharmacy and medical care.

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Improving health and wellness outcomes: We will drive further adoption of value-based care through alignment between the customer and the health care service ecosystem (and a better alignment of incentives within the ecosystem). This will ensure customers get the right care at the right time, and the right drug at the right time. Collectively, we will employ more than 7,000 health care professionals who will work closely with physicians and customers to surround individuals with high-quality care, apply technology to improve decision making by health care professionals, and make the use of medications more affordable and accessible.

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Further personalizing care and predictability: With billions of customer touch points for more than 100 million combined customers, we will have better aggregated insights and analytics to determine what works and what doesn't for each individual. Our predictive capabilities will support preventive care and improve the personalization of care by tracking various approaches to care; medication efficacy; and supplemental lifestyle treatments. We will also be better connected to enhance care and treatment coordination with information-sharing between a customer's health experts.

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Providing even greater transparency: Our integrated insights, coupled with our digital platforms (such as patient-level dashboards), will help remove question marks for customers before, during and after they receive health care services. The combined company will be able to make investments in tools, technology and digital services that increase transparency, predictability and engagement around cost and quality of care.

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Delivering greater choice and flexibility: We will give customers the flexibility, driven by insights and analytics, to choose how they would like to access their core medical and behavioral care as well as their medications.

2.	Can you provide specifics on how this deal improves customer choice?

•	Our goal through the combination is to remain agnostic, in terms of delivery, and provide simplified access to care and medications for customers.

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Customers will receive medical and behavioral care they need in multiple ways – through telehealth, in-home or at the office – making life simpler. They can also fill prescriptions in the way that fits their needs and lifestyle.

o	Whether getting medication through home delivery or at brick-and-mortar locations, customers can make that choice. We will have an open delivery system focused solely on customer health outcomes.

o	While the options have varying costs, we will proactively give customers the insights to help inform their decisions and fit the experiences they want to seek.

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Example: Most customers don't know that pharmacies can charge different prices for the same drug. Through enhanced pharmacy price tools, we will help customers choose options that are convenient and low-cost.

•	We will continue to stay the course of investing in digital footprints that are agnostic in their delivery, not those tied to brick-and-mortar locations.

3.	How will this combination benefit clients?

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There are a number of benefits to our clients, including: lowering medical and pharmaceutical cost trend; providing more insights and greater transparency to inform benefit design; and building flexible benefit designs built around their needs.

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Lowering medical and pharmaceutical cost trend for clients: Cigna leads the U.S. total medical cost trend, delivering just under 3 percent in 2017 (the lowest in the industry). Express Scripts achieved 1.5 percent pharmacy cost trend in 2017. Forty-four percent of clients spent less per person on prescription drugs in 2017 than in 2016. In the past year, Express Scripts' clinical programs returned $32 billion in savings to clients.

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Providing more insights and greater transparency to inform benefit design: Clients will be able to work with Cigna in a highly consultative fashion to determine plan design, services and funding mechanisms that work best for their organizations.

o	We will give clients even greater access to medical, pharmacy, behavioral insights that can improve affordability and highlight the biggest cost drivers.

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With those insights, we will work with clients to design the benefit structure that best suits their employee base – including optimal alignment of medical, behavioral and pharmaceutical services, as well as health engagement models to improve total health.

o	In addition, we will work with clients to better manage rising pharmaceutical costs and specifically address the pharmacy benefit – which constitutes ~20 percent of employer-based health benefits.

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We will give clients holistic pharmacy insights through: supply chain optimization (cost management tools), drug use optimization (drug mix and utilization tools) and retail pharmacy network management.

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Building flexible benefit designs around their needs: We will give more choice to clients across the Cigna portfolio. Where appropriate, clients will have the option to choose bespoke services that are best for them and their employees.

4.	Can you provide specifics on how this deal improves client choice?

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Through the combination, clients will have access to an expanded suite of integrated medical, behavioral, pharmacy, specialty pharmacy and other health engagement services to ensure their employees maintain broad choice and access to care.

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We will provide an enhanced toolkit that helps clients choose and implement complex plan design more simply and efficiently, resulting in faster implementation and improved flexibility with a greater number of benefit design options.

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Through the combination, we will be able to provide clients, health plans and government entities with non-medical services and enhanced carve-outs. In retail client engagements, we will provide detailed information that can help customers select plans that best meet their needs.

5.	When can we expect the improved economics to flow to clients and customers?

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Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies, focused on delivering quality health care services for our clients and customers.

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The transaction is expected to be completed by December 31, 2018 and is subject to the approval of Cigna and Express Scripts shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

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With this as context, we have set a strategic goal as a combined company to flatten the cost curve for health care so it tracks with that of other consumer goods (e.g., food, gas, clothing) – by achieving trend equal to or below CPI. Assuming we achieve this strategic goal, more than $50 billion of savings will flow back to clients and customers in 2021.

6.	Why are you focused on tying health care trend to CPI?

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The CPI is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services (e.g., transportation, food, energy and medical care). Health care spending has consistently outpaced CPI to a significant degree.

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We chose CPI as the metric because the marketplace cannot continue to tolerate an overall medical inflation rate that is two, three or four times CPI.  We believe that Americans should be able to think of health care in the same way they think about all other aspects of their cost of living and quality of life.

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By harnessing Cigna's market-leading medical, behavioral and other specialty capabilities with Express Scripts' market-leading pharmacy and specialty pharmacy – and our focus on keeping people healthy and accelerating value-based care – it is not only possible, but essential that we deliver a sustainable medical cost trend (inclusive of pharmacy trend) that is more in line with CPI.

7.	Are you guaranteeing that the combined company will reach the CPI goal?

•	No – this represents a strategic goal for the combined company to achieve a medical trend that is in line with CPI in order to keep the cost of health care within reach.

8.	When will you be able to achieve that CPI goal?

•	This is a strategic goal that we seek to achieve in 2021.

9.	If the combined company achieves the CPI trend goal, how will it impact costs that clients are paying for health care? When will they see the savings?

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The level of flow back to any individual client is highly dependent upon a number of factors that generally impact trend, including the number of Cigna-Express Scripts' services that the client is utilizing, the benefit designs chosen by the client and the level of client engagement.

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All things remaining equal, we do expect that a vast majority of the clients of the combined company to see benefit and value from the reduced trend post integration of Express Scripts into Cigna (expected to take up to a year post-close).

10.	How will this combination benefit providers?

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The combined company's insights, integrated capabilities and investment in innovation will help physicians better manage customer care – giving them the right information through deeper medical, behavioral and pharmaceutical insights, as well as the right tools at the right time.

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We will have better aggregated insights and analytics to determine what works and what doesn't for each customer. We can help physicians achieve the best total care outcome and close gaps in care by tracking: various approaches to care; efficacy of medications; supplemental lifestyle treatments (e.g., nutrition / exercise, alternatives to drug therapies, behavioral measures, etc.).

•	In addition, we will support their decision-making process and ease their administrative burdens, allowing them to focus primarily on delivering best-in-class care.

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For example: The disparity between drugs under the medical and pharmacy benefit would dissipate. Due to the better integration of insights and analytics, the medical data will inform the pharmacy requests without fragmentation (and vice versa).

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The bottom line: It's a lot easier to make a decision when you know what comes next (and when you have a historical picture). Empowered with actionable information, physicians can be more prescriptive in their approach to provide holistic care for the "whole person" and drive optimal health and well-being.

Future State / Focus of Combined Company

1.	Can you provide more granularity on what your new solutions will be?

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We expect to establish two integrated health services platforms – U.S. Integrated Medical and U.S. Integrated Services – that will combine Cigna's suite of health solutions (e.g., consumer engagement support, population health management and behavioral services) with Express Scripts' leading pharmacy management capabilities.

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U.S. Integrated Medical targets Cigna's "Go Deeper" geographies and includes Cigna's legacy medical offering and operates as a separate vertical that will contract services from the U.S. Integrated Services Platform.

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U.S. Integrated Services will target employers, health plans and government agencies and combines legacy Express Scripts PBM with Cigna specialty services, including pharmacy, wellness and behavioral. It will operate as a separate firewalled vertical and will contract with Cigna Integrated Medical and third parties (e.g., employers, health plans and government agencies).

•	These two platforms will focus on the care of the "whole person" in order to optimize health instead of focusing on "sick care" or high intervention-based treatments. We also will:

o	Provide a more comprehensive suite of tools and information to keep the healthy "healthy" and the healthy-at-risk from progressing to having chronic and/or acute conditions.

o	Actively coordinate pharmacy and specialty pharmacy, key drivers of costs, with medical benefits to optimize pricing.

o	Use drug management tools – e.g., cost management, drug mix and utilization tools – to reduce costs, while improving health outcomes.

o	Provide best-in-class holistic, integrated care for customers with chronic conditions through the linkages between Accredo (specialty pharmacy) and Cigna's extended medical care ecosystem.

2.	Does this mean you are less focused on government markets? What are the implications for the long term mix of businesses for the combined company?

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Our combination will immediately enhance our offering in Medicare Advantage and Part D plans, adding Express Scripts' leading specialty pharmacy capabilities and clinical management programs, like Safeguard Rx, to the suite of solutions Cigna currently offers seniors to keep them healthy in our collaborative care model.

•	Cigna's Medicare Advantage business continues to be one of its key growth drivers and we see significant opportunity in serving the Medicare Advantage population.

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In addition, we look forward to serving government agencies at the federal and state level through our integrated health services platform, where we see an opportunity to serve the public sector with additional services ranging from behavioral health to population health solutions.

3.	How will this deal impact the combined company's efforts in the communities it serves?

•	Our combined reach will give us the ability to go deeper in our communities across the U.S. to ensure a better coordination of care at the local level.

•	Today, 88 percent of Cigna's U.S. customers are within 15 miles of a health care provider in a collaborative care arrangement[9]. With the combination, we'll increase this percentage.

•	In addition, at closing, the combined company will make an incremental $200 million investment in its charitable foundation to support the communities in which it operates.

4.	Does this acquisition change Cigna's strategy and focus on the U.S. commercial market?

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No. This combination is completely aligned with our stated value proposition to: become a partner of choice in our focus businesses; drive the value of integration across our U.S. portfolio of businesses; and make an unsustainable health care delivery system more manageable for our clients, customers and brokers partners.

5.	Will you remain agnostic about mail service, retail and promoting customer choice?

•	Yes. We chose Express Scripts for this reason – as it allows us to remain agnostic in terms of delivery of core medical, behavioral and pharmacy care.

•	Individuals will have choices around quality clinical professionals, sites of care, prescription fulfillment type and methods of health engagement.

9 https://www.cigna.com/business-segments/large-employers/healthcare-provider-network

6.	Will you be transitioning your mail service to Express Scripts?

•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our partners.

•	We are working through many of the details of this combination.

•	We think that the combination is compelling in the value it delivers to customers and will be attractive to our partners.

7.	Will you be transitioning your specialty distribution?

•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our partners.

•	We are working through many of the details of this combination.

•	We think that the combination is compelling in the value it delivers to customers and will be attractive to our partners.

8.	What are Cigna' plans on a commercial claims processing platform migration?

•	The team is committed to delivering the same high-quality service that our partners expect through to transaction close and afterward.

•	Post-close, Cigna is not planning for a commercial claims processing migration in the short- or medium-term.

9.	Will your maintenance medication network partner change to be Walgreens?

•	Until the transaction closes, it remains business as usual for Cigna and Express Scripts and we will continue to operate as two separate, independent companies with our clients.

10.	What will the future pharmacy operating model look like?

•	Determinations about certain aspects of the future operating model of the pharmacy organization after closing remain ongoing. Our focus must remain on serving our clients and customers.

•	Our employees' work today does not change and all employees should remain focused on their current employment objectives.

•	Our commitment to our employees is to be as transparent as possible. In reality, there will be little information available in the near term as we continue to operate as separate companies.

•	Post-closing, we will work to evaluate the operating model.

11.	What does this acquisition mean to International Markets?

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Both Cigna and Express Scripts have successfully and consistently helped make customers and their communities healthier, while driving greater health care affordability and simplifying a complex health care system. We are currently reviewing how we can extend the advantages of the new combined and complementary business in the U.S. to our international customers.

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This acquisition will greatly benefit our Global Health Benefits North America clients where 70 percent of their pharmacy spend is in the U.S., as well as our Global Health Benefits Canadian clients, as Express Scripts also has an operation in Canada.

•	International Markets is and remains a key part of Cigna's global business and we are committed to serving our customers, clients and partners around the world.

12.	How should we interpret the somewhat negative opinion of the rating agency reviews?

•	This is to be expected – it reflects the increased debt levels of the new combined company.

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Following the announcement of a proposed merger between Cigna and Express Scripts, rating agency outlooks have changed to "rating negative watch" to reflect the increased debt levels of the new combined company. As a result of the differentiated value it will deliver in the marketplace, we expect the combined company to have a capital efficient operating model and generate strong ongoing free cash flows.

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Within 18-24 months following closing of the transaction, we expect to reduce our debt-to-capitalization to a level below 40 percent by prioritizing debt repayment. This estimate is consistent with a reduction in pro forma total debt of approximately $41 billion at closing to approximately $33 billion.

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Importantly, over this two-year period, we expect to have further capital deployment capacity beyond this debt repayment, which we would look to use for the benefit of shareholders, consistent with our long-term capital deployment priorities.

Affordability / Cost Reduction

1.	How will the combined company drive better affordability and lower drug costs?

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First, through better coordination in the health care ecosystem. With a wider breadth of end-to-end medical, pharmacy and lab insights, we will enable tighter links between the customer and the health care delivery system (e.g., a customer's doctors, dentists, pharmacists, health coaches and other caregivers) to better manage care of the "whole person". This will help customers get the right care at the right time and improve medication adherence.

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Second, through a better alignment of incentives so health care experts will be appropriately focused and rewarded for positive health and cost outcomes – not for the number of patients that move through their systems.

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Third, through rewards to pharmaceutical manufacturers based on the efficacy of their therapies (e.g., value-based contracting). With our breadth of customer insights, we can help create the best pathways to care that focus on value derived from treatment. The reimbursement of pharmaceutical companies will be more tied to clinical outcomes rather than the level of consumption of the drug.

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Fourth, by unlocking value in the pharmaceutical supply chain, which is ripe with inefficiency and variability. We will help identify the medications that create the most positive health outcomes, enabling our customers to get the right medication, in the right dosage, at the right time (for the appropriate duration), at a fair price. In addition, we will unlock greater value, and reduce costs, by providing customers with information about options of where to access to care – dispensing for economic value.

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Fifth, by enhancing specialty care. Cigna's medical expertise in treating chronic conditions, coupled with Express Scripts' specialty pharmaceutical expertise, gives customers access to the best possible and more cost effective treatments for these challenging conditions.

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Sixth, by reducing the need for pharmaceuticals through non-pharmaceutical interventions. It's about making customers healthier – and giving them the right medication only when they need it. If / when customers are given medication, we have well-established programs to track utilization management, differentiated clinical specialization, optimized drug mix and appropriate treatment to improve health outcomes.

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All of the above elements focus on identifying and reducing waste, medical errors, negative drug interactions, hospital readmissions and drug misuse – thereby reducing the total cost of an individual's care.

2.	What are specific performance / savings measures can we point to?

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Our strategic goal – to bring down the cost trend for health care to that of other consumer goods (e.g., food, gas and clothing), by achieving trend equal to or below CPI – is one performance measure. That strategic goal assumes more than $50 billion of savings will flow back to clients and customers by 2021.

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It is important to note, however, that until the transaction closes, it remains business as usual for Cigna and Express Scripts. We will continue to operate as two separate, independent companies, focused on delivering quality health care services for our clients and customers – with our own performance / savings measures.

3.	How will the combined company do what it says it's going to do, in terms of affordability?

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First, greater access to insights and analytics will be a significant driver. The combined company will have medical, pharmacy and lab insights for more than 100 million customers and billions of interactions that can be shared across the healthcare ecosystem to close gaps in care, better coordinate care for individuals with health professionals, and deepen value-based relationships.

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Second, we will have more tools, capabilities and expertise within our PBM to manage the supply chain, retail pharmacy networks, formularies and benefit designs to lower costs. Savings include reduction of medical errors, negative drug interactions, supply chain waste, hospital readmissions and drug misuse.

•	Third, we will have more clinical, health and wellness professionals (more than 7,000 combined) to optimize the health of our customers.

•	Finally, the increased capital of the combined company will accelerate our investments in technology and digital advancements for the benefit of our physician partners and their customers.

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In short, by marrying medical, behavioral, population health programs, chronic condition programs and other specialty services (Cigna) with broad pharmacy and clinical (Express Scripts) insights, expertise and capabilities, we will be able to improve total health and well-being while reducing costs.

Competitor / Health Plan View

1.	Why did Cigna choose this transaction rather than other alternatives?

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We evaluated a broad portfolio of actions, and we proactively pursued the combination with Express Scripts beginning in October 2017, as it is the most effective means to accelerate our strategy. It is also the most effective way to:

o	Further build on industry-leading cost trend and enhance affordability.

o	Create alignment in the health care ecosystem.

o	Allow us to further personalize health care.

o	Broaden our reach across geographies.

o	Accelerate the transition to value-based care.

o	Unlock value across the pharmacy supply chain.

o	Provide choice and flexibility to customers and clients.

o	Deliver differentiated financial results for shareholders.

•	Our combination will continue to drive – in a capital-friendly way – our ongoing investments in innovation capabilities that improve the experience for all stakeholders.

2.	How is the Cigna – Express Scripts deal different from other potential combinations in the market such as the pending CVS – Aetna transaction or the rumored Humana – Walmart transaction?

▪	Cigna and Express Scripts are two well-positioned companies, both operating from a position of financial strength.

▪	Our combination is focused on combining complementary capabilities and:

o	Enhances customer choice by allowing customers to access care in the way that best suits their needs (e.g., in a doctor's office, clinic, at home, etc.).

o	Is built on partnering with health care professionals to align incentives to improve health outcomes and reduce cost.

o
Is a capital efficient approach that will bring, among other things, enhanced value-creating integrated health solutions to our customers and clients that can be delivered through a variety of methods.

▪	We will not rely on a "bricks and mortar" model.

3.	How have Express Scripts' health plan clients reacted to the announcement of this transaction?

▪
Consistent with our standard practice, we do not comment on client conversations, but understand health plans have significant interest in learning more about the benefits they will realize from the expanded suite of services offered through our Integrated Services platform.

▪
We will be pleased to, and see great value in, continuing to serve and drive value for Express Scripts' existing health plan clients through an integrated services platform. The U.S. Integrated Services platform will be separate, distinct and firewalled from the U.S. Medical platform to protect competitively sensitive health plan data. Post-close, the integrated services platform of the combined company will continue to service other health plans, including Cigna.

▪	Express Scripts' health plan clients have had a great partnership with Express Scripts in the past and the combined company will continue to do so post-close.

4.	Will you continue to provide services to health plans?

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Yes. Today, Express Scripts serves regional health plans that need key services – including pharmacy, medical utilization management, behavioral, dental and population health – that the combined company will offer through its U.S. Integrated Services platform.

▪
This U.S. Integrated Services platform will be separate and distinct from the U.S. Integrated Medical platform, with appropriate firewalls and security protocols between the two platforms to protect competitively sensitive health plan data.

▪
This will allow the U.S. Integrated Services platform to securely serve our health plan customers while providing them access to the full suite of solutions (e.g., behavioral, pharmacy, consumer support and population health) of the combined company.

5.	Will the combination weaken Express Scripts' value proposition for health plans, which prefer to partner with independent PBMs?

▪
The combined company's Integrated Services platform will be separate, distinct and walled off, allowing health plans to continue working with Express Scripts in the manner to which they are accustomed.

▪	In addition, health plans can benefit from the integrated capabilities, the cost management and investments in innovation of the overall combined company.

▪	We understand that Express Scripts' health plans demand innovative solutions, effective cost controls and differentiated and value-added solutions. The combined company will provide just that.

6.	What does this mean for your arrangement with Optum? How quickly will you exit that deal?

•	We currently offer pharmacy benefits coverage and services that deliver value to our customers and clients.

•	We contract with Optum to perform certain defined functions to support that benefit and services offering. We have been pleased with that relationship.

•	The focus of our combination with Express Scripts does not lie in swapping out Optum's defined services for those of Express Scripts.

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The best interest of our customers, clients and partners, and as a result, our shareholders, will guide how we manage our relationship with Optum and ensuring that we do not create unnecessary disruption for any of them.

Deal Financials / Exposure

1.	How do you expect to drive 6-8 percent revenue growth, given Express Scripts is growing in the low-single-digit-range and will be approximately two-thirds of the combined company's revenue?

•	We are confident in our ability to achieve our target revenue goals as a combined company. Specifically, we expect a number of new and enhanced growth opportunities including:

o	Cigna and Express Scripts have approximately 10-15 percent in employer customer overlaps. There is a substantial cross-selling opportunity for each of our solutions in this area.

o	Express Scripts also serves health plans and government entities. Cigna's health services capabilities and programs can be expanded into these areas.

o	Cigna currently operates a well-performing seniors business, which is highly reliant on pharmacy services. Express Scripts' leading capabilities will drive lower drug costs for this population.

o
Cigna operates most competitively in its targeted "Go Deeper" geographies. By leveraging Express Scripts' stand-alone services capabilities, Cigna will be able to quickly expand and compete outside of its "Go Deeper" geographies. Significant opportunities exist in key geographies where neither Express Scripts nor Cigna have significant health plan relationships.

o
By leveraging Express Scripts' pharmacy management services, Cigna will also be able to more deeply drive value-based models with health care providers and pharmaceutical manufacturers, thereby creating additional value for customers.

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Overall, we continue to expect strong earnings performance from each of our growth platforms and would expect to deliver double-digit accretion even when excluding the impact of the incremental growth targets.

2.	How will this deal position the company for the exceptional growth projected?

•	Our U.S. Integrated Medical and U.S. Integrated Services platforms position us for significant growth.

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U.S. Integrated Medical targets our "Go Deeper" geographies and includes Cigna's legacy medical offering and will operate as a separate vertical that will contract services from the U.S. Integrated Services Platform. The combination will drive:

o	Cross-selling opportunities of Cigna's global offering into Express Scripts' legacy standalone PBM business, where there is 10-15 percent client overlap.

o	Increased penetration of pharmacy services with medical. Currently, only 50 – 60 percent of Cigna's book is penetrated.

o	New sales and expansion into new geographies with the enhanced integrated offering, both medical and integrated services.

o	Further acceleration of sales in Medicare Advantage and prescription drug plans.

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U.S. Integrated Services will target employers, health plans and government agencies and combines legacy Express Scripts PBM with Cigna specialty services (pharmacy, wellness and behavioral). It will operate as a separate, firewalled vertical and will contract with Cigna Integrated Medical and third parties (e.g., employers, health plans and government agencies). It will:

o	Drive cross-selling opportunities of other services into Express Scripts' legacy PBM.

o	Expand our client base with the enhanced integrated offering (PBM and other services).

o	Open new distribution channels for services offering through health plan clients.

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The combined company's broad set of capabilities will allow it to offer increased cost and price predictability to customers, clients and physicians – enabling additional growth and increased value capture for shareholders.

3.	Will the combined company continue to invest in innovation?

•	We will continue to drive – in a capital-friendly way – our ongoing investments in innovation capabilities that improve the experience for all stakeholders.

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We believe capital should be deployed to encourage choice, transparency, personalization and positive health outcomes. We will invest in innovation at or above the current rate of spend for both companies today. We will stay the course of investing in digital footprints that are agnostic in their delivery, not those tied to brick-and-mortar locations.

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We've retained adequate flexible capital so that we will be able to invest in innovation, even during the time period during, which we service our debt responsibilities. Like other major transactions, we will have debt service responsibilities, but our combination will be deleveraged in 18-24 months, rather than the typical three- to five-year time horizon.

•	Our continued commitment to innovation is mission critical to go beyond what clients and customers need and demand from us.

4.
The company has set a strategic goal to flatten the cost curve for health care so it tracks with that of other consumer goods – by achieving trend equal to or below CPI. Will synergies between the two companies contribute to achieving that goal?

•	The strategic goal is not part of the synergies number we have previously communicated and will not be considered synergies.

•	This represents a strategic goal for the combined company to achieve a medical trend that is in line with CPI by 2021 in order to keep the cost of health care within reach.

5.	In valuing Express Scripts, what did you assume relative to the loss of the Anthem business?

•	We conducted an extensive evaluation of Express Scripts, and are comfortable with the depth of understanding we gained about key matters pertaining to Express Scripts' business.

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We expect to continue serving Express Scripts' customers, including its health plan clients. Even when excluding the effect of Anthem business, we expect this transaction to be highly accretive in the first full year post-close.

6.	How did you get comfortable with exposure to the litigation between Express Scripts and Anthem?

•	We conducted an extensive evaluation of Express Scripts, and are comfortable with the understanding we've gained regarding key matters pertaining to Express Scripts' business.

•	Consistent with our standard practice, we do not comment on pending litigation matters.

Regulatory Review

1.	What is the timing for the regulatory review of the transaction? Do you expect any regulatory issues?

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The transaction, which is expected to be completed by December 31, 2018, is subject to the approval of Cigna and Express Scripts shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

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We understand and respect that regulators will review the transaction closely. We continue to work proactively and efficiently with regulators to discuss the many benefits of the transaction, and are optimistic in our ability to obtain regulatory approval.

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Cigna and Express Scripts have complementary businesses, and we are confident that the combination of those businesses will result in numerous pro-competitive benefits for customers, clients, customers and health plans.

•
This combination will expand choice, lower costs, increase the innovation that's needed in the health care system, and enhance alignment and transparency for customers, clients, and health care professionals.

•	The combined company will operate in what will continue to be a highly competitive health services marketplace with many options for customers, clients and health plans.

2.	Will the antitrust regulators review the Cigna-Express Scripts and CVS – Aetna pending transactions together, or independently?

•	We wouldn't want to speculate about how the regulatory process will work, but of course regulators are aware of both pending transactions.

•	Overall, we are confident that the pro-competitive benefits of our deal stand on their own regardless of other pending transactions.

•	We expect the Cigna-Express Scripts transaction to receive regulatory approval. This combination will enhance choice, alignment and transparency for customers, clients and healthcare professionals.

3.	How quickly will the integration happen?

•	The transaction is expected to be completed by December 31, 2018. Integration would commence post-closing.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

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the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.